
December 12, 2022

Jonathan Kaufman
Chief Executive Officer
Lipella Pharmaceuticals Inc.
7800 Susquehanna St., Suite 505
Pittsburgh, PA 15208

> **Re: Lipella Pharmaceuticals Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed December 8, 2022**
> **File No. 333-266397**

Dear Jonathan Kaufman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 5, 2022 letter.

Amendment No. 3 to Registration Statement on Form S-1 filed December 8, 2022

Cover Page

1. We note your response to prior comment 1 and your revised disclosure where you define the "Offering" as ***both*** (emphasis added) the "initial public offering of the IPO Shares and the offering of the Stockholder Shares" and your disclosure on page 94 where you state that "[f]ollowing the expiration or termination of this Offering of the IPO Shares...," and reissue in part. Since the term "Offering" includes "Stockholder Shares" your disclosure on page 94 remains unclear as your disclosure appears to indicate the Offering of Stockholder Shares will continue following the expiration or termination of this "Offering." To the extent the IPO Prospectus and the Resale Prospectus have

different durations of their respective offerings, please update your disclosure or defined terms or otherwise advise.

2. Given there is no established market for your securities, please disclose the fixed price you intend to sell the Stockholder Shares listed in this prospectus. Please refer to Item 501(b)(3) of Regulation S-K and Schedule A, paragraph 16 of the Securities Act. We will not object if you disclose that the Stockholder Shares will be sold at the disclosed fixed price until your shares are listed on Nasdaq and thereafter at prevailing market prices or privately negotiated prices.

3. We note your cover page disclosure appears to indicate that the underwriting discounts will only apply to the "IPO Shares" when you state that the underwriting discounts are "a cash fee of 9% of the aggregate gross proceeds raised in the Offering with respect to the IPO Shares in the Offering." However, we note your "Plan of Distribution" states "[t]he Selling Stockholders will pay all underwriting discounts and commissions and similar selling expenses, if any, attributable to the sale of the Stockholder Shares covered by this prospectus." In addition, we note your disclosure in your "Explanatory Note" that "the Underwriting section from the IPO Prospectus will not be included in the Resale Prospectus" and the IPO Prospectus only covers the IPO Shares. To the extent, secondary shares are being sold in your IPO Prospectus please revise your Explanatory Note disclosure or otherwise advise. In addition, please file your alternative pages you identify in your Explanatory Notes.

Recent Developments, page 4

4. We note the pro forma loss per share information for "the quarterly period" ended September 30, 2022. For clarity, please refer to this period as "the nine months ended September 30, 2022". In addition, provide similar pro forma information for the year ended December 31, 2021.

Exhibits

5. We note that your Exhibit 5.1, legal opinion, appears to only cover the estimated proposed maximum aggregate offering price and not the specific volume of securities included on your cover page. Please revise your legal opinion to cover the specific amount of securities being registered.

You may contact Eric Atallah at 202-551-3663 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Anne Parker at 202-551-3611 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Michael DeDonato, Esq.